UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Hurst, Robert J.
   c/o Goldman, Sachs & Co.
   85 Broad Street
   New York, NY  10004
2. Issuer Name and Ticker or Trading Symbol
   VF Corporation
   VFC
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   03/31/1998
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock               |      |    | |                  |   |           |800                |I     |01                         |
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Common Stock               |3/6/98|P   | |4,200             |A  |$47.9375   |                   |I     |02,03                      |
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Common Stock               |3/6/98|P   | |1,300             |A  |$48.50     |                   |I     |02,03                      |
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Common Stock               |3/6/98|P   | |1,700             |A  |$47.875    |                   |I     |02,03                      |
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Common Stock               |3/6/98|P   | |1,700             |A  |$48.0625   |                   |I     |02,03                      |
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Common Stock               |3/6/98|P   | |600               |A  |$47.8125   |                   |I     |02,03                      |
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Common Stock               |3/6/98|P   | |600               |A  |$48.6875   |                   |I     |02,03                      |
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Common Stock               |3/6/98|P   | |2,500             |A  |$48.00     |                   |I     |02,03                      |
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Common Stock               |3/6/98|P   | |1,100             |A  |$48.4375   |                   |I     |02,03                      |
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Common Stock               |3/6/98|P   | |1,300             |A  |$48.875    |                   |I     |02,03                      |
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Common Stock               |3/12/9|P   | |1,000             |A  |$48.4375   |                   |I     |02                         |
                           |8     |    | |                  |   |           |                   |      |                           |
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Common Stock               |3/12/9|S   | |1,000             |D  |$48.4375   |-0-                |I     |02                         |
                           |8     |    | |                  |   |           |                   |      |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Stock Option (right to|$24.00  |     |    | |           |   |06/06|12/05|Common Stock|3,600  |       |3,600       |D  |            |
 buy)                 |        |     |    | |           |   |/95  |/04  |            |       |       |            |   |            |
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Stock Option (right to|$26.00  |     |    | |           |   |06/05|12/04|Common Stock|4,200  |       |4,200       |D  |            |
 buy)                 |        |     |    | |           |   |/96  |/05  |            |       |       |            |   |            |
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Stock Option (right to|$34.10  |     |    | |           |   |06/03|12/02|Common Stock|4,800  |       |4,800       |D  |            |
 buy)                 |        |     |    | |           |   |/97  |/06  |            |       |       |            |   |            |
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Phantom Stock Units   |1-for-1 |     |    | |           |   |04   |04   |Common Stock|3,463  |       |3,463       |D  |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
01: The shares reported herein as indirectly owned are held by spouse as trustee for children.
02: The Reporting Person is a managing director of Goldman, Sachs & Co. ("Goldman Sachs"). The securities reported herein as indirectly purchased and sold were purchased and sold and may be deemed to have been beneficially owned directly by Goldman Sachs. Without admitting any legal obligation, Goldman Sachs will remit appropriate profits, if any, to the Company. The Reporting Person disclaims beneficial ownership of the securities reported herein in as indirectly owned except to the extent of his pecuniary interest therein.
03: The transactions reported herein were part of baskets which did not meet the requirements for exemption as outlined by the Securities and Exchange Commission. The subsequent sale was part of an approved basket and therefore not reported.
04: The phantom stock units were accrued under the VF Corporation directors deferred savings plan and are to be settled 100% in cash upon the Reporting Person's
retirement.
SIGNATURE OF REPORTING PERSON
By:  s/ Hans L. Reich Attorney-in-fact
DATE
April 9, 1998